SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2015

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

Page

Signature Page	3

Announcement on Controlling Shareholder’s Undertaking Not to Reduce Its Shareholding in the Company and Other Matters	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: July 14, 2015	By:	/s/ Wang Zhiqing
	Name:	Wang Zhiqing
	Title:	President

The Hong Kong Exchanges and Clearing Limited and the Stock Exchange of Hong Kong Limited assume no responsibility for any information contained in this announcement, and make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any losses arising from, or resulting from the reliance on the whole or any part of information described in this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Overseas Regulatory Announcement

Announcement on Controlling Shareholder’s Undertaking Not to Reduce Its Shareholding in the Company and Other Matters

This announcement is made pursuant to the disclosure obligations under Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

We hereby set forth the Announcement on Controlling Shareholder’s Undertaking Not to Reduce Its Shareholding in the Company and Other Matters published by us on the website of Shanghai Stock Exchange and newspapers in the People’s Republic of China.

Sinopec Shanghai Petrochemical Company Limited

Shanghai, the PRC, July 13, 2015

As at the date of this announcement, the executive directors of the Company are Wang Zhiqing, Wu Haijun, Gao Jinping, Ye Guohua, Jin Qiang and Guo Xiaojun; the non-executive directors of the Company are Lei Dianwu and Mo Zhenglin; and the independent non-executive directors of the Company are Cai Tingji, Zhang Yimin, Liu Yunhong and Du Weifeng.

Stock Code: 600688	Stock Abbreviation: Shanghai Sinopec	Announcement No.: Lin 2015-20

Sinopec Shanghai Petrochemical Company Limited

Announcement on Controlling Shareholder’s Undertaking Not to Reduce Its Shareholding in the Company and Other Matters

The Company’s board of directors and all members thereof warrant that this announcement contains no misrepresentations, misleading statements or material omissions, and they are jointly and severally responsible for the truth, accuracy and completeness of the information contained in this announcement.

On July 13, 2015, Sinopec Shanghai Petrochemical Company Limited (the “Company” or “we”) received a notice from its controlling shareholder China Petroleum & Chemical Corporation (“Sinopec”). In order to maintain and promote the good development trends of China’s economy and capital market, Sinopec will, as always, actively support the healthy development of listed companies and undertake not to reduce its shareholding in the Company within six months from the date of this announcement.

The Company has consistently attached great importance to strengthening delicacy management and endeavored to increase its profitability and the returns to its shareholders. In the first half of 2015, as crude oil price on the international market rallied and gradually become stable after reaching the bottom in January, the Company’s crude oil processing costs dropped significantly and the Company tried to increase is profitability by optimizing product structure, controlling costs and other means. As preliminarily determined by the Company’s financial department and in accordance with China’s accounting standards for enterprises, it is estimated that the net profit attributable to the parent company’s shareholders realized by the Company and its subsidiaries in the half year ended June 30, 2015 is between RMB1.68 billion to RMB1.78 billion. See the Company’s Announcement on Predicted Semi-annual Results for 2015 dated July 8, 2015 for the relevant matters.

We will further strengthen our work relating to investor relationship, pay attention to trends on the capital market, and timely perform our obligation to disclose information as a listed company. Please beware of investment risks.

Board of Directors
Sinopec Shanghai Petrochemical Company Limited

July 13, 2015

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